749098
1-11444

3-1-02



02025492

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



PROCESSING
RECEIVED
MAR 1 4 2002
363
SECTION

For the month of March, 2002

MAGNA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario L4G 7K1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



PROCESSED
APR 0 9 2002
THOMSON
FINANCIAL

MAGNA INTERNATIONAL INC. (Registrant)

By: ________________________
J. Brian Colburn
Executive Vice-President, Special Projects and Secretary

Date: March 12, 2002

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EXHIBITS

Exhibit 1	Press release issued March 12, 2002 in which the Registrant announced that (1) Magna Steyr's acquisition of the Eurostar vehicle assembly facility from DaimlerChrysler was formalized and is expected to close in July 2002; and (2) the Registrant and Tesma International Inc. agree to end merger discussions regarding the proposed merger of Magna Steyr and Tesma.

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Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

MAGNA STEYR TO PURSUE COMPLETE VEHICLE CAPABILITY GROWTH STRATEGY; MAGNA AND TESMA AGREE TO END MERGER DISCUSSIONS

March 12, 2002, Aurora, Ontario, Canada......Magna International Inc. (TSE: MG.A, MG.B; NYSE: MGA) announced today that Magna Steyr, its total vehicle engineering and assembly subsidiary, has formally concluded a previously announced agreement to acquire the Eurostar vehicle assembly facility from DaimlerChrysler, with closing expected to occur in July, 2002 subject to regulatory approvals. The acquisition is part of the Magna Steyr's accelerated growth strategy of developing, engineering and assembling complete vehicles for the world's major automakers.

Siegfried Wolf, a Magna Vice-Chairman and Magna Steyr's President and CEO, said: "Our long-term strategy is to become the largest specialty brand vehicle manufacturer for various OEM customers in the global automotive industry. The Eurostar acquisition will further enhance Magna Steyr's complete vehicle competence, by supplementing its existing engineering, drivetrain and specialty vehicle assembly capabilities."

Added Mr. Wolf: "We are continuing to develop new ways of removing manufacturing, assembly and project management costs for our customers. Magna Steyr is well-positioned to capitalize on one of the biggest trends in the automotive industry – namely, the increased outsourcing of low volume and niche vehicle engineering, development and assembly."

The Eurostar acquisition will double Magna Steyr's vehicle assembly capacity to more than 200,000 vehicles per year. Magna Steyr currently assembles the Jeep Grand Cherokee and a number of Mercedes-Benz models, and is currently developing a new Saab convertible with assembly production scheduled to begin next year. In October, 2001, Magna announced that Magna Steyr had signed an agreement with BMW to develop and manufacture the company's new X3 sport activity vehicle for the global market.

As a result of the Eurostar acquisition and Magna Steyr's strategic decision to continue to grow its complete vehicle development and assembly capabilities, both Magna and Tesma International Inc. ("Tesma") (TSE: TSM.A; NASDAQ: TSMA) have agreed not to proceed with the merger transaction between Tesma and Magna Steyr.

Belinda Stronach, Magna's President and CEO, added: "Given the fundamental changes that have taken place in the last few months, the decision for Magna Steyr and Tesma to pursue separate growth strategies is the optimal one at present. There is still an understanding that Tesma and Magna Steyr will cooperate in the sharing of resources and expertise to take advantage of the relationships developed during the merger negotiations and to realize some of the cross-group benefits and synergies that were discussed in the original merger transaction." Ms. Stronach also commented: "The increased vehicle project management and assembly contracts awarded to Magna Steyr provides increased opportunities to source more parts content from Magna's other automotive systems companies and groups."

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, powertrain and fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 67,000 employees in 173 manufacturing operations and 43 product *development and engineering centres in 19 countries.*

For further information regarding this press release, please contact Louis Tonelli at (905) 726-7035.

This press release may contain forward looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the Magna's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; the Magna's financial performance; changes in the economic and competitive markets in which the Magna competes; relationships with OEM customers; customer price pressures, including price concessions under long term agreements; Magna's dependence on certain vehicle programs; currency exposure, including weakness of the Euro and Canadian dollar; energy prices; and other factors as set out in the Magna's Form 40-F for its financial year ended December 31, 2000 and subsequent SEC filings. Magna disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.